July 26, 2024

John Hollister
Chief Financial Officer
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020

        Re: GLOBALFOUNDRIES Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Filed April 29, 2024
            Form 6-K Furnished May 7, 2024
            File No. 001-40974
Dear John Hollister:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 6-K Furnished May 7, 2024
Exhibit 99.1, page 8

1. Considering your free cash flow measure includes proceeds from government grants related to capital expenditures and your EBITDA measure includes adjustments for share-
        based compensation and restructuring charges, please retitle the names of these measures to indicate that they reflect "adjusted" free cash flow and EBITDA.
2. We note that you present Non-IFRS EBITDA margin without presenting the most directly comparable IFRS measure on an equal or comparable basis. Please revise your disclosures accordingly to include a reconciliation pursuant to Item 100(a)(1)-(2) of Regulation G.
Form 20-F for the Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 47
 July 26, 2024
Page 2

3. Where you identify intermediate causes of changes in your operating results, also describe in sufficient detail the reasons underlying the intermediate causes. As an example, although you identify and quantify several factors on pages 47-48 impacting your costs of revenues and gross margins, you do not explain in reasonable detail the reasons driving fluctuations for all factors. In addition, although you disclose on page 52 that product mix
       "is among the most important factors affecting revenue and margins," we do not note any related disclosures within your gross margin discussion. Ensure you discuss the impact of product mix on your margins to the extent material. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
7. Inventories, page F-19

4. We note that you removed the inventory reserve rollforward that was included in your prior year Form 20-F. Please disclose pursuant to IAS 2.36 the amount of any inventory write-downs recognized as an expense and the amount of any write-down reversals recognized during the periods presented.
17. Net Revenue, page F-31

5. We note that you quantify and discuss revenues by end market, such as smart mobile devices, home and industrial, and automotive, within your quarterly earnings calls and presentations. Please quantify such revenues within your future filings pursuant to IFRS
       8.32. In addition, revise your results of operations to quantify and discuss such revenues.
       To the extent you believe such disclosure is not required or meaningful to include in your
       Form 20-F, explain in sufficient detail why the information is relevant to provide on quarterly earnings calls but not within annual reports.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing